UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

Robert Lyne

Interim Chief Executive Officer

Duke Street House

50 Duke Street

London W1K 6JL, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,922 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,922 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,922 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage is calculated based on 32,523,801 shares of common stock, par value $0.0001 per share (the “Common Stock”) outstanding as of April 30, 2021, as reported by Harpoon Therapeutics, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the Securities and Exchange Commission on May 6, 2021 (the “Form 10-Q”).

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,922 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,922 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,922 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage is calculated based on 32,523,801 shares of Common Stock outstanding as of April 30, 2021 of the Issuer as reported by the Issuer in its Form 10-Q.

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Mark Chin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,922 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,922 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,922 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The Reporting Person is a managing director of Arix plc. Arix Ltd., the direct beneficial owner of these securities, is a wholly owned subsidiary of Arix plc.
(2)	This percentage is calculated based on 32,523,801 shares of Common Stock outstanding as of April 30, 2021 of the Issuer as reported by the Issuer in its Form 10-Q.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2019 (the “February Schedule 13D”), as previously amended on December 11, 2019 (“Amendment No. 1”), June 1, 2020 (“Amendment No. 2”) and January 12, 2021 (“Amendment No. 3,” and together with the February Schedule 13D, Amendment No. 1, and Amendment No. 2, the “Original Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Harpoon Therapeutics, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed to disclose that, on July 6, 2021, Mr. Mark Chin became employed by Arix Plc as a managing director. Mr. Chin is a member of the board of directors of the Issuer.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2(a), Item 2(b), Item 2(c) and Item 2(f) of the Original Schedule 13D are each hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.	Arix Bioscience Plc (“Arix Plc”);

2.	Arix Bioscience Holdings Limited (“Arix Ltd.”); and

3.	Mark Chin.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)	Business Address:

The principal place of business of Arix Plc and Arix Ltd. is Duke Street House, 50 Duke Street, London W1k 6JL, United Kingdom. The principal place of business of Mr. Chin is 82 Nassau Street, PMB 725, New York, New York 10038.

(c)

The principal business of each of Arix Plc and Arix Ltd. is the global healthcare and life sciences business. Mr. Chin is a managing director for Arix Plc. Mr. Chin also serves as a director of the Issuer.

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales. Mr. Chin is a citizen of the United States.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by amending and replacing in their entirety the first paragraph of Item 5 and Item 5(a), (b) and (c) as follows:

The information reported below is based on a total of 32,523,801 shares of Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the Commission on May 6, 2021.

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each Reporting Person specifically disclaims beneficial ownership of any securities reported herein that it does not directly own or control, except to the extent of its pecuniary interest therein.

(b)	Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

Board Representation

On July 6, 2021, Mr. Mark Chin became employed by Arix Plc as a managing director. Mr. Chin is a member of the board of directors of the Issuer. Mr. Chin may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer. From time to time, Mr. Chin may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement dated July 15, 2021, by and among Arix Bioscience Plc, Arix Bioscience Holdings Limited, and Mark Chin.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Interim Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Interim Chief Executive Officer

/s/ Mark Chin
Mark Chin

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the common stock, $0.001 par value per share, of Harpoon Therapeutics, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to Such Statement.

Dated: July 15, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Interim Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Interim Chief Executive Officer

/s/ Mark Chin
Mark Chin

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Marcus Karia	Director	United Kingdom	Director, Arix Bioscience Holdings Limited	Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom

Robert Lyne	Director	United Kingdom	Interim CEO, Arix Bioscience Plc	Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert Lyne	Interim CEO	United Kingdom	Interim CEO, Arix Bioscience Plc	Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom

Peregrine Moncreiffe	Director	United Kingdom	Director, Arix Bioscience Plc	Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom

Giles Kerr	Director	United Kingdom	Director, Arix Bioscience Plc	Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom

Isaac Kohlberg	Director	United Kingdom	Director, Arix Bioscience Plc	Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom

Maureen O’Connell	Director	United Kingdom	Director, Arix Bioscience Plc	Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom